Exhibit 99.2

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three and six months ended June 30, 2025

The following Management’s Discussion and Analysis (“MD&A”) for GFL Environmental Inc. (“us,” “we,” “our,” “GFL” or the “Company”) is dated August 1, 2025 and provides information concerning our results of operations and financial condition for the three and six months ended June 30, 2025. You should read this MD&A together with our unaudited interim condensed consolidated financial statements and the related notes for the three and six months ended June 30, 2025 (the “Interim Financial Statements”), our annual audited consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”), and our MD&A for the year ended December 31, 2024 (the “Annual MD&A”).

1.	Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in 18 U.S. states. GFL had approximately 15,000 employees as of June 30, 2025.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario. Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”.

On March 3, 2025, we announced the completion of the divestiture of our Environmental Services line of business (“GFL Environmental Services”), effective March 1, 2025, for an enterprise value of $8.0 billion. Funds managed by affiliates of Apollo Global Management, Inc. and BC Partners Advisors LP each acquired an approximate 28% equity interest in GFL Environmental Services. We retained an approximate 44% non-controlling equity interest in GFL Environmental Services, which has been initially recognized at $1.7 billion. GFL Environmental Services has been presented as discontinued operations in the comparative results of our Interim Financial Statements.

Unless otherwise indicated, all financial information in our MD&A represents the results from our continuing operations.

Forward-Looking Information

This MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Performance” and “Liquidity and Capital Resources”, contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts, may relate to anticipated events or results and may include statements regarding our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information contained in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in the Company’s annual information form for the year ended December 31, 2024 (the “AIF”). There may be additional risks of which we are not currently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking information in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Forward-looking information is subject to a number of known and unknown risks, uncertainties, assumptions and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause actual results to differ from those projected include, but are not limited to, the following, and the risk factors described in greater detail under the section entitled “Risk Factors” in the AIF: our ability to build our market share; our ability to continue to grow our revenue and improve operating margins; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our potential liability, if any, in connection with environmental matters; governmental regulation, changes thereto and risks associated with failure to comply; loss of municipal and other contracts; potential inability to acquire, lease or expand facilities; our dependence on third party facilities; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health, safety and environmental risks; natural disasters, weather conditions and seasonality; economic downturn may adversely impact our operating results and cause exposure to credit risk; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; increases in insurance costs; climate change regulations that could increase our costs to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; increasing efforts by provinces, states and municipalities to reduce landfill disposal; litigation or regulatory or activist action; and public health outbreaks, epidemics or pandemics.

Basis of Presentation

Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries.

This MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Reclassification of prior year presentation

Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL Environmental Services which has been presented as discontinued operations. Refer to Note 17 in our Interim Financial Statements.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this MD&A and in the AIF.

Our results for the three and six months ended June 30, 2025 were impacted by acquisitions, divestitures, as well as organic growth during the period as a result, in part, from the pricing strategies that we implemented and changes in volume, partially offset by the impact of inflationary pressures and certain labour wage rate pressures. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the period. Our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our markets.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions, and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain price and surcharge increases, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our business lines backed by an extensive geography across Canada and the U.S. The majority of the revenue we generate is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in our business lines.

Since 2007, we have completed over 270 acquisitions across our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the U.S. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across service lines, realize operational efficiencies and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

2. Operating Results

Analysis of results for the three and six months ended June 30, 2025 compared to the three and six months ended June 30, 2024

The following tables summarize certain operating results and other financial data for the periods indicated, which have been derived from our Interim Financial Statements and related notes:

	Three months ended	Three months ended	Change
($ millions except per share amounts)	June 30, 2025	June 30, 2024(1)	$	%
Revenue	$1,675.2	$1,581.6	$93.6	5.9%
Expenses
Cost of sales	1,303.2	1,290.8	12.4	1.0
Selling, general and administrative expenses	223.2	210.0	13.2	6.3
Interest and other finance costs	121.1	184.8	(63.7)	(34.5)
Loss on divestiture	—	494.1	(494.1)	(100.0)
Other (income) expenses	(293.6)	6.6	(300.2)	(4548.5)
Share of net loss (income) of investments accounted for using the equity method	19.1	(15.7)	34.8	221.7
Income (loss) before income taxes	302.2	(589.0)	891.2	151.3
Income tax expense (recovery)	28.0	(57.1)	85.1	149.0
Net income (loss) from continuing operations	274.2	(531.9)	806.1	151.6
Net income from discontinued operations	—	59.6	(59.6)	(100.0)
Net income (loss)	274.2	(472.3)	746.5	158.1
Less: Net loss attributable to non-controlling interests	(2.1)	(1.1)	(1.0)	(90.9)
Net income (loss) attributable to GFL Environmental Inc.	276.3	(471.2)	747.5	158.6
Income (loss) per share, basic	0.72	(1.31)	2.03	155.0
Income (loss) per share, diluted	0.70	(1.31)	2.01	153.4
Adjusted EBITDA(2)	$515.1	$449.4	$65.7	14.6%

	Six months ended	Six months ended	Change
($ millions except per share amounts)	June 30, 2025	June 30, 2024(1)	$	%
Revenue	$3,235.3	$3,013.4	$221.9	7.4%
Expenses
Cost of sales	2,575.8	2,480.2	95.6	3.9
Selling, general and administrative expenses	509.4	441.3	68.1	15.4
Interest and other finance costs	331.5	335.8	(4.3)	(1.3)
Loss on divestiture	—	494.1	(494.1)	(100.0)
Other (income) expenses	(288.1)	74.1	(362.2)	(488.8)
Share of net loss of investments accounted for using the equity method	70.8	14.9	55.9	375.2
Income (loss) before income taxes	35.9	(827.0)	862.9	104.3
Income tax recovery	(24.4)	(99.3)	74.9	75.4
Net income (loss) from continuing operations	60.3	(727.7)	788.0	108.3
Net income from discontinued operations	3,620.8	78.9	3,541.9	4489.1
Net income (loss)	3,681.1	(648.8)	4,329.9	667.4
Less: Net loss attributable to non-controlling interests	(4.8)	(4.8)	—	—
Net income (loss) attributable to GFL Environmental Inc.	3,685.9	(644.0)	4,329.9	672.3
Income (loss) per share, basic	9.67	(1.84)	11.51	625.5
Income (loss) per share, diluted	9.44	(1.84)	11.28	613.0
Adjusted EBITDA(2)	$941.2	$823.8	$117.4	14.3%

	June 30, 2025	December 31, 2024	Change
Total assets	$18,527.1	$21,207.4	$(2,680.3)
Total cash	139.7	133.8	5.9
Total long-term debt	6,695.7	9,999.5	(3,303.8)
Total liabilities	10,639.6	13,985.7	(3,346.1)
Total shareholders’ equity	$7,887.5	$7,221.7	$665.8

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Interim Financial Statements.
(2)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Revenue

The following tables summarize revenue by service type for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended June 30, 2025		Three months ended June 30, 2024(1)		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$376.1	22.5%	$388.9	24.6%	$(12.8)	(3.3)%
Commercial/industrial	751.0	44.8	726.2	45.9	24.8	3.4
Total collection	1,127.1	67.3	1,115.1	70.5	12.0	1.1
Landfill	306.2	18.3	271.8	17.2	34.4	12.7
Transfer	237.4	14.2	217.0	13.7	20.4	9.4
Material recovery	131.3	7.8	110.3	7.0	21.0	19.0
Other	96.8	5.7	84.3	5.3	12.5	14.8
Solid Waste	1,898.8	113.3	1,798.5	113.7	100.3	5.6
Intercompany revenue	(223.6)	(13.3)	(216.9)	(13.7)	(6.7)	3.1
Revenue	$1,675.2	100.0%	$1,581.6	100.0%	$93.6	5.9%

	Six months ended June 30, 2025		Six months ended June 30, 2024(1)		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$738.5	22.8%	$754.9	25.1%	$(16.4)	(2.2)%
Commercial/industrial	1,473.0	45.5	1,405.9	46.7	67.1	4.8
Total collection	2,211.5	68.3	2,160.8	71.8	50.7	2.3
Landfill	569.5	17.6	509.5	16.9	60.0	11.8
Transfer	455.1	14.1	393.2	13.0	61.9	15.7
Material recovery	253.3	7.8	203.1	6.7	50.2	24.7
Other	171.1	5.3	151.8	5.0	19.3	12.7
Solid Waste	3,660.5	113.1	3,418.4	113.4	242.1	7.1
Intercompany revenue	(425.2)	(13.1)	(405.0)	(13.4)	(20.2)	5.0
Revenue	$3,235.3	100.0%	$3,013.4	100.0%	$221.9	7.4%

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Interim Financial Statements.

Revenue for the three months ended June 30, 2025 increased by $93.6 million to $1,675.2 million, compared to the three months ended June 30, 2024. Excluding the impact of divestitures, revenue increased by $144.8 million or 9.5%, including 5.8% from core pricing, 1.9% from acquisitions completed since April 1, 2024 and 2.5% from positive volume. Partially offsetting these increases were lower commodity prices of 0.4% and negative surcharges of 1.1%. Changes in foreign exchange rates increased revenue by 0.8%.

Revenue for the six months ended June 30, 2025 increased by $221.9 million to $3,235.3 million, compared to the six months ended June 30, 2024. Excluding the impact of divestitures, revenue increased by $317.3 million or 10.9%, including 5.8% from core pricing, 2.1% from acquisitions completed since January 1, 2024 and 1.8% from positive volume. Partially offsetting these increases were lower commodity prices of 0.2% and negative surcharges of 1.1%. Changes in foreign exchange rates increased revenue by 2.5%.

Cost of Sales

The following tables summarize cost of sales for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended June 30, 2025		Three months ended June 30, 2024(1)		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$277.2	16.5%	$261.5	16.5%	$15.7	6.0%
Labour and benefits	348.0	20.8	347.5	22.0	0.5	0.1
Maintenance and repairs	176.8	10.6	169.2	10.7	7.6	4.5
Fuel	63.4	3.8	72.4	4.6	(9.0)	(12.4)
Other cost of sales	122.3	7.3	120.0	7.6	2.3	1.9
Subtotal	987.7	59.0	970.6	61.4	17.1	1.8
Depreciation expense	252.3	15.1	246.5	15.6	5.8	2.4
Amortization of intangible assets	60.8	3.6	71.9	4.5	(11.1)	(15.4)
Acquisition, rebranding and other integration costs	2.4	0.1	1.8	0.1	0.6	33.3
Cost of sales	$1,303.2	77.8%	$1,290.8	81.6%	$12.4	1.0%

	Six months ended June 30, 2025		Six months ended June 30, 2024(1)		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$528.6	16.3%	$485.2	16.1%	$43.4	8.9%
Labour and benefits	682.9	21.1	677.0	22.5	5.9	0.9
Maintenance and repairs	346.2	10.7	327.1	10.8	19.1	5.8
Fuel	132.2	4.1	143.7	4.8	(11.5)	(8.0)
Other cost of sales	257.7	8.0	237.4	7.9	20.3	8.6
Subtotal	1,947.6	60.2	1,870.4	62.1	77.2	4.1
Depreciation expense	502.1	15.5	465.6	15.4	36.5	7.8
Amortization of intangible assets	122.2	3.8	142.0	4.7	(19.8)	(13.9)
Acquisition, rebranding and other integration costs	3.9	0.1	2.2	0.1	1.7	77.3
Cost of sales	$2,575.8	79.6%	$2,480.2	82.3%	$95.6	3.9%

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Interim Financial Statements.

Cost of sales increased by $12.4 million to $1,303.2 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024, predominantly attributable to the net impact of acquisitions and divestitures. For the three months ended June 30, 2025, transfer and disposal costs increased primarily as a result of higher transfer station and material recycling facility (“MRF”) processing volumes. Labour and benefit costs increased as a result of higher wage rates. Maintenance and repair costs increased as a result of additional fleet maintenance and the growth in the business, partially offset by the impact of divestitures and the easing of inflationary cost pressures. Fuel costs decreased primarily as a result of a reduction in the price of fuel. An increase in property taxes and utilities associated with new facilities contributed to the increase in other cost of sales.

Cost of sales increased by $95.6 million to $2,575.8 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024, predominantly attributable to the net impact of acquisitions and divestitures. For the six months ended June 30, 2025, transfer and disposal costs increased primarily as a result of higher transfer station and MRF processing volumes. Labour and benefit costs increased as a result of higher wage rates. Maintenance and repair costs increased as a result of additional fleet maintenance and the growth in the business, partially offset by the impact of divestitures and the easing of inflationary cost pressures. Fuel costs decreased primarily as a result of a reduction in the price of fuel. An increase in risk management costs, particularly accident claim costs and insurance premiums, contributed to the increase in other cost of sales.

Cost of sales as a percentage of revenue for the three and six months ended June 30, 2025 decreased by 380 basis points to 77.8% and 270 basis points to 79.6%, respectively, compared to the three and six months ended June 30, 2024. Changes in the individual cost categories were the result of the impact of changes in business mix, our pricing strategies, the realization of ongoing operating cost efficiencies and the reduction in the price of fuel, partially offset by inflationary cost pressures. Excluding depreciation expense, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of total revenue for the three and six months ended June 30, 2025 decreased by 240 basis points to 59.0% and 190 basis points to 60.2%, compared to the three and six months ended June 30, 2024.

Selling, General and Administrative Expenses (“SG&A”)

The following tables summarize SG&A for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended June 30, 2025		Three months ended June 30, 2024(1)		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$106.5	6.3%	$100.7	6.4%	$5.8	5.8%
Share-based payments	16.7	1.0	13.9	0.9	2.8	20.1
Other	70.0	4.2	65.4	4.1	4.6	7.0
Subtotal	193.2	11.5	180.0	11.4	13.2	7.3
Depreciation expense	9.8	0.6	5.7	0.4	4.1	71.9
Transaction costs	9.2	0.5	14.1	0.9	(4.9)	(34.8)
Founder/CEO remuneration	11.0	0.7	10.2	0.6	0.8	7.8
Selling, general and administrative expenses	$223.2	13.3%	$210.0	13.3%	$13.2	6.3%

	Six months ended June 30, 2025		Six months ended June 30, 2024(1)		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$214.9	6.6%	$200.2	6.6%	$14.7	7.3%
Share-based payments	75.1	2.3	69.4	2.3	5.7	8.2
Other	139.3	4.4	130.1	4.4	9.2	7.1
Subtotal	429.3	13.3	399.7	13.3	29.6	7.4
Depreciation expense	17.9	0.5	12.0	0.4	5.9	49.2
Transaction costs	30.4	0.9	19.4	0.6	11.0	56.7
Founder/CEO remuneration	31.8	1.0	10.2	0.3	21.6	211.8
Selling, general and administrative expenses	$509.4	15.7%	$441.3	14.6%	$68.1	15.4%

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Interim Financial Statements.

SG&A increased by $13.2 million to $223.2 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. The increase was attributable to incremental salaries, benefits and other third party costs associated with information technology infrastructure investments and other costs related to the number and size of businesses acquired since April 1, 2024. For the three months ended June 30, 2025, there was also an increase in discretionary costs such as travel expenses and share based payments. The increase was partially offset by a decrease in transaction costs related to lower acquisition and divestiture activity for the three months ended June 30, 2025. SG&A as a percentage of revenue for the three months ended June 30, 2025 and June 30, 2024 was 13.3%. Excluding depreciation expense, transaction costs and Founder/Chief Executive Officer (“CEO”) remuneration, SG&A as a percentage of revenue for the three months ended June 30, 2025 increased by 10 basis points to 11.5% compared to the three months ended June 30, 2024.

SG&A increased by $68.1 million to $509.4 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase was attributable to incremental salaries, benefits and other third party costs associated with information technology infrastructure investments and other costs related to the number and size of businesses acquired since January 1, 2024. The increase was also attributable to cash remuneration paid to our Founder and CEO. For the six months ended June 30, 2025, there was also an increase in discretionary costs such as travel expenses and share based payments. The increase in transaction costs was associated with higher acquisition and divestiture activity for the six months ended June 30, 2025. SG&A as a percentage of revenue for the six months ended June 30, 2025 increased by 110 basis points to 15.7% compared to the six months ended June 30, 2024. Excluding depreciation expense, transaction costs and Founder/CEO remuneration, SG&A as a percentage of revenue for the six months ended June 30, 2025 and June 30, 2024 was 13.3%.

Interest and Other Finance Costs

The following tables summarize interest and other finance costs for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended	Three months ended	Change
($ millions)	June 30, 2025	June 30, 2024(1)	$	%
Interest	$98.6	$145.9	$(47.3)	(32.4)%
Termination of hedged arrangements	—	17.2	(17.2)	100.0
Amortization of deferred financing costs	3.5	7.1	(3.6)	(50.7)
Accretion of landfill closure and post-closure obligations	13.5	10.6	2.9	27.4
Other finance costs	5.5	4.0	1.5	37.5
Interest and other finance costs	$121.1	$184.8	$(63.7)	(34.5)%

	Six months ended	Six months ended	Change
($ millions)	June 30, 2025	June 30, 2024(1)	$	%
Interest	$238.8	$278.6	$(39.8)	(14.3)%
Termination of hedged arrangements	30.5	17.2	13.3	77.3
Amortization of deferred financing costs	26.9	12.0	14.9	124.2
Accretion of landfill closure and post-closure obligations	25.7	19.7	6.0	30.5
Other finance costs	9.6	8.3	1.3	15.7
Interest and other finance costs	$331.5	$335.8	$(4.3)	(1.3)%

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Interim Financial Statements.

Interest and other finance costs decreased by $63.7 million to $121.1 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. The decrease was predominantly due to a $47.3 million decrease in interest expense as a result of repayments of long-term debt. The decrease was also due to a $17.2 million loss on termination of hedged arrangements in the three months ended June 30, 2024.

Interest and other finance costs decreased by $4.3 million to $331.5 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The decrease was predominantly due to a $39.8 million decrease in interest expense as a result of repayments of long-term debt. The decrease was partially offset by a $13.3 million increase in loss on termination of hedged arrangements and an $14.9 million increase in the amortization of deferred financing costs.

Other (Income) Expenses

The following tables summarize other expenses for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended	Three months ended	Change
($ millions)	June 30, 2025	June 30, 2024(1)	$	%
(Gain) loss on foreign exchange	$(266.4)	$5.4	$(271.8)	(5033.3)%
(Gain) loss on sale of property and equipment	(2.8)	0.3	(3.1)	(1033.3)
Other	(24.4)	0.9	(25.3)	(2811.1)
Other (income) expenses	$(293.6)	$6.6	$(300.2)	(4548.5)%

	Six months ended	Six months ended	Change
($ millions)	June 30, 2025	June 30, 2024(1)	$	%
(Gain) loss on foreign exchange	$(272.1)	$79.9	$(352.0)	(440.6)%
Loss (gain) on sale of property and equipment	0.4	(2.2)	2.6	118.2
Other	(16.4)	(3.6)	(12.8)	(355.6)
Other (income) expenses	$(288.1)	$74.1	$(362.2)	(488.8)%

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Interim Financial Statements.

Other income was $293.6 million for the three months ended June 30, 2025, compared to other expenses of $6.6 million for the three months ended June 30, 2024. This change was primarily due to a $271.8 million increase in non-cash foreign exchange gain arising from the revaluation of the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at June 30, 2025. The change was also due to a $25.3 million increase in Other primarily from a gain on sale of our equity investment in Green Infrastructure Partners Inc. (“GIP”) and a $3.1 million change in the gain on sale of property and equipment.

Other income was $288.1 million for the six months ended June 30, 2025, compared to other expenses of $74.1 million for the six months ended June 30, 2024. The change was primarily due to a $352.0 million change in non-cash foreign exchange gain arising from the revaluation of the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at June 30, 2025. The change was also due to a $12.8 million increase in Other from a gain on sale of our equity investment in GIP which was partially offset from insurance proceeds received in the prior period. The change was partially offset by a $2.6 million change in the loss on sale of property and equipment.

Divestitures

For the six months ended June 30, 2025, we completed the divestiture of GFL Environmental Services at an enterprise value of $8.0 billion. We retained an approximate 44% non-controlling equity interest in GFL Environmental Services, which has been initially recognized at $1.7 billion. This resulted in a gain on divestiture, before income taxes, included within discontinued operations, of $4,466.8 million.

Share of (Loss) Income of Investments

For the three and six months ended June 30, 2025, GFL’s share of (loss) income from associates was $(21.0) million and $(71.5) million ($11.5 million and $(22.4) million for the three and six months ended June 30, 2024). For the three and six months ended June 30, 2025, GFL’s share of total comprehensive (loss) income from associates was $(43.1) million and $(93.6) million ($10.3 million and $(23.6) million for the three and six months ended June 30, 2024).

For the three and six months ended June 30, 2025, GFL’s share of income and total comprehensive income from joint ventures was $1.9 million and $0.7 million ($4.2 million and $7.5 million for the three and six months ended June 30, 2024).

Income Tax Expense (Recovery)

Income tax expense increased by $85.1 million to $28.0 million for the three months ended June 30, 2025, compared to income tax recovery of $57.1 million for the three months ended June 30, 2024. The increase in income tax expense was primarily due changes in income before taxes.

Income tax recovery decreased by $74.9 million to $24.4 million for the six months ended June 30, 2025, compared the six months ended June 30, 2024. The decrease in income tax recovery was primarily due to changes in income before taxes.

Our basis for recording deferred income tax assets is the availability of deferred income tax liabilities and the probability of sufficient taxable income in the future that will allow for realization of these deferred income tax assets.

3. Operating Segment Results

Our main lines of business are the transporting, managing and recycling of solid waste. Our operating segments are based on geography between Canada and the U.S., each of which includes hauling, landfill, transfer and MRFs.

The results for our operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments based on several factors, including gross revenue, intercompany revenue, revenue and Adjusted EBITDA.

Analysis of results for the three and six months ended June 30, 2025 compared to the three and six months ended June 30, 2024

The following tables present revenue and Adjusted EBITDA by operating segment for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations. Gross revenue is calculated based on revenue before intercompany eliminations.

	Three months ended June 30, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Canada	$620.4	$(63.7)	$556.7	$188.0
USA	1,278.4	(159.9)	1,118.5	393.8
Solid Waste	1,898.8	(223.6)	1,675.2	581.8
Corporate	—	—	—	(66.7)
	$1,898.8	$(223.6)	$1,675.2	$515.1

	Three months ended June 30, 2024(2)
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Canada	$568.9	$(73.1)	$495.8	$149.8
USA	1,229.6	(143.8)	1,085.8	364.4
Solid Waste	1,798.5	(216.9)	1,581.6	514.2
Corporate	—	—	—	(64.8)
	$1,798.5	$(216.9)	$1,581.6	$449.4

	Six months ended June 30, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Canada	$1,172.2	$(121.5)	$1,050.7	$325.7
USA	2,488.3	(303.7)	2,184.6	754.0
Solid Waste	3,660.5	(425.2)	3,235.3	1,079.7
Corporate	—	—	—	(138.5)
	$3,660.5	$(425.2)	$3,235.3	$941.2

	Six months ended June 30, 2024(2)
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Canada	$1,061.4	$(132.0)	$929.4	$263.4
USA	2,357.0	(273.0)	2,084.0	691.5
Solid Waste	3,418.4	(405.0)	3,013.4	954.9
Corporate	—	—	—	(131.1)
	$3,418.4	$(405.0)	$3,013.4	$823.8

(1)  Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

(2) Comparative figures have been re-presented, refer to Note 2 and 17 in our Interim Financial Statements.

Solid Waste — Canada Operating Segment

Revenue increased by $60.9 million to $556.7 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. The increase was due to acquisitions completed since April 1, 2024 which contributed approximately $2.4 million of revenue, $36.6 million from price increases and $31.3 million from higher volume. The increase was partially offset by $3.2 million from lower selling prices for the saleable commodities generated from our MRF operations and $6.2 million from lower surcharges.

Revenue increased by $121.3 million to $1,050.7 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase was due to acquisitions completed since January 1, 2024 which contributed approximately $4.0 million of revenue, $66.2 million from price increases and $61.2 million from higher volume. The increase was partially offset by $0.9 million from lower selling prices for the saleable commodities generated from our MRF operations and $9.2 million from lower surcharges.

Adjusted EBITDA increased by $38.2 million to $188.0 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 33.8% for the three months ended June 30, 2025, an increase of 360 basis points compared to the three months ended June 30, 2024. The increase was attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, the reduction in the price of fuel, renewed recycling processing contracts and the purposeful exiting of non-core service offerings. Partially offsetting this increase was the impact of lower commodity prices. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $62.3 million to $325.7 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin for the six months ended June 30, 2025 was 31.0%, an increase of 270 basis points compared to the six months ended June 30, 2024. The increase was predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, the reduction in the price of fuel, renewed recycling processing contracts, non-regrettable volume losses in our collection business and purposeful exiting of non-core service offerings. Partially offsetting this increase was the impact of lower commodity prices, increased transportation costs driven by higher transfer station and MRF processing volumes. Increased cost of risk management also negatively impacted Adjusted EBITDA margin. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Solid Waste — USA Operating Segment

Revenue increased by $32.7 million to $1,118.5 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. Excluding the impact of divestitures, revenue increased by $83.9 million, attributable to acquisitions completed since April 1, 2024, which contributed approximately $26.8 million, $52.9 million from price increases and $5.7 million from higher volume. The increase was partially offset by $3.5 million from lower selling prices for the saleable commodities generated from our MRF operations and $10.3 million from lower surcharges. Revenue increased by $12.3 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024, as a result of changes in the foreign exchange rate.

Revenue increased by $100.6 million to $2,184.6 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. Excluding the impact of divestitures, revenue increased by $196.1 million, attributable to acquisitions completed since January 1, 2024, which contributed approximately $58.2 million of revenue and $101.8 million from price increases. The increase was partially offset by $23.5 million from lower surcharges and $3.6 million from lower selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $11.1 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024, predominantly due to non-regrettable volume losses in our collection businesses. Revenue increased by $74.3 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024, as a result of changes in the foreign exchange rate.

Adjusted EBITDA increased by $29.4 million to $393.8 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 35.2% for the three months ended June 30, 2025, an increase of 160 basis points compared to the three months ended June 30, 2024. The increase is predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, the contribution from our renewable natural gas joint ventures, the reduction in the price of fuel and non-regrettable volume losses in our collection business. Partially offsetting this increase was the impact of lower commodity prices and a decrease in roll-off collection and construction oriented landfill volume. The net impact on revenue from acquisitions and divestitures contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $62.5 million to $754.0 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 34.5% for the six months ended June 30, 2025, an increase of 130 basis points compared to the six months ended June 30, 2024. The increase was predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, the reduction in the price of fuel, non-regrettable volume losses in our collection business and weather related impacts. Partially offsetting this increase was the impact of lower commodity prices, increased maintenance and repairs costs, the cost of risk management which negatively impacted Adjusted EBITDA margin and a decrease in roll-off collection and construction oriented landfill volume. The net impact of revenue from acquisitions and divestitures contributed Adjusted EBITDA margin higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Corporate

Corporate costs increased by $1.9 million to $66.7 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. The increase was primarily attributable to information technology infrastructure investments, including additional salaries, benefits and third party costs, additional headcount and overhead costs to support the growth in the business. Corporate costs as a percentage of total revenue were 4.0% for the three months ended June 30, 2025, a decrease of 10 basis points compared to the three months ended June 30, 2024.

Corporate costs increased by $7.4 million to $138.5 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase was primarily attributable to information technology infrastructure investments, including salaries, benefits and third party costs, and additional headcount and overhead costs to support the growth in the business. Corporate costs as a percentage of total revenue were 4.3% for the six months ended June 30, 2025, a decrease of 10 basis points compared to the six months ended June 30, 2024.

4. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash flows from operations and borrowing capacity under our Revolving Credit Facility (defined below). We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividends and fund certain tuck-in acquisitions consistent with our strategy.

Cash Flows

Cash flows for the three and six months ended June 30, 2025 compared to the three and six months ended June 30, 2024

	Three months ended	Three months ended	Change
($ millions)	June 30, 2025	June 30, 2024	$	%
Cash flows from operating activities	$306.1	$364.6	$(58.5)	(16.0)%
Cash flows used in investing activities	(431.9)	(666.4)	234.5	35.2
Cash flows (used in) from financing activities	(255.7)	371.6	(627.3)	(168.8)
(Decrease) increase in cash	(381.5)	69.8
Changes due to foreign exchange revaluation of cash	(16.0)	(5.6)
Cash, beginning of period	537.2	70.0
Cash, end of period	$139.7	$134.2

	Six months ended	Six months ended	Change
($ millions)	June 30, 2025	June 30, 2024	$	%
Cash flows from operating activities	$479.6	$627.8	$(148.2)	(23.6)%
Cash flows from (used in) investing activities	4,949.4	(1,060.3)	6,009.7	566.8
Cash flows (used in) from financing activities	(5,418.1)	436.6	(5,854.7)	(1341.0)
Increase in cash	10.9	4.1
Changes due to foreign exchange revaluation of cash	(5.0)	(5.6)
Cash, beginning of period	133.8	135.7
Cash, end of period	$139.7	$134.2

Operating Activities

Cash flows from operating activities decreased by $58.5 million to $306.1 million for the three months ended June 30, 2025, compared to $364.6 million for the three months ended June 30, 2024. This decrease was predominantly attributable due to the inclusion of $109.1 million of cash flows from operating activities from GFL Environmental Services in the prior year period. Excluding the prior year contribution from GFL Environmental Services, cash flows from operating activities increased by $50.6 million. The increase was predominantly due to an increase in Adjusted EBITDA for the three months ended June 30, 2025, a decrease of $42.7 million of cash interest paid on outstanding long-term debt due to the cadence of cash interest payments and a decrease of $3.7 million of cash taxes paid.

Additionally, changes in non-cash working capital items resulted in a use of cash of $112.3 million for the three months ended June 30, 2025, compared to $76.7 million for the three months ended June 30, 2024. Refer to Note 13 in our Interim Financial Statements for details.

Cash flows from operating activities decreased by $148.2 million to $479.6 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. This decrease was predominantly due to the inclusion of $69.6 million and $180.1 million of cash flows from operating activities from GFL Environmental Services in the current and prior year period, respectively. Excluding the contribution from GFL Environmental Services, cash flows from operating activities decreased by $37.7 million. The decrease was partially due to $24.1 million of incremental cash interest paid on outstanding long-term debt due to the cadence of cash interest payments. The decrease was partially offset by an increase in Adjusted EBITDA for the six months ended June 30, 2025 and a decrease of $1.0 million of cash taxes paid.

Additionally, changes in non-cash working capital items resulted in a use of cash of $153.8 million for the six months ended June 30, 2025, compared to $129.9 million for the six months ended June 30, 2024. Refer to Note 13 in our Interim Financial Statements for details.

Investing Activities

Cash flows used in investing activities decreased by $234.5 million to $431.9 million for the three months ended June 30, 2025, compared to $666.4 million in the three months ended June 30, 2024. The decrease was predominantly attributable to a decrease in acquisition and investment expenditures of $394.9 million and an increase of $9.1 million in proceeds from disposal of assets and other. The decrease was partially offset by a decrease of $178.6 million in proceeds of divestitures and an increase in capital expenditures of $9.4 million, primarily driven by growth in the business.

Cash flows from investing activities increased by $6,009.7 million to $4,949.4 million for the six months ended June 30, 2025, compared to cash flows used in investing activities of $1,060.3 million in the six months ended June 30, 2024. The increase was predominantly attributable to an increase of $5,751.0 million in proceeds of divestitures, a decrease in acquisition and investment expenditures of $265.5 million and an increase of $5.1 million in proceeds from disposal of assets. The increase was partially offset by an increase in capital expenditures of $8.9 million, primarily driven by growth in the business and a decrease of $3.0 million in distributions received from joint ventures.

Financing Activities

Cash flows used in financing activities increased by $627.3 million to $255.7 million for the three months ended June 30, 2025, compared to cash flows from financing activities of $371.6 million for the three months ended June 30, 2024. The increase was primarily the result of a $367.2 million decrease in the net change in long-term debt, the repurchase of $277.6 million of subordinate voting shares and an increase in lease obligations of $5.8 million. The increase was partially offset by a decrease in contingent purchase consideration and holdbacks of $18.1 million and a decrease of $5.3 million in payment for termination of hedged instruments.

Cash flows used in financing activities increased by $5,854.7 million to $5,418.1 million for the six months ended June 30, 2025, compared to cash flows from financing activities of $436.6 million for the six months ended June 30, 2024. The increase was predominantly the result of a $3,499.7 million increase in the net change in long-term debt and the repurchase of $2,412.2 million of subordinate voting shares. The proceeds of divestitures were in part used to repay a portion of long-term debt and repurchase subordinate voting shares. The increase was partially offset by a decrease of $16.9 million in payment of contingent purchase consideration and holdbacks, a decrease of $5.3 million in payment for termination of hedged instruments, proceeds of $28.0 million from the termination of hedged arrangements and a decrease in lease payments of $6.3 million.

Available Sources of Liquidity

The following table summarizes our cash and amounts available under our Revolving Credit Facility as of the dates indicated:

($ millions)	As at June 30, 2025	As at December 31, 2024
Cash on hand	$139.7	$133.8
Amounts available under our Revolving Credit Facility(1)	1,573.1	848.2
	$1,712.8	$982.0

(1)	Amounts available under our Revolving Credit Facility are comprised of the aggregate total capacity available under the Revolving Credit Facility, less amounts drawn and letters of credit.

Under our amended and restated revolving credit agreement dated as of April 29, 2025 (the “Revolving Credit Agreement”), we have access to a $2,000.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate $1,000 million accordion feature (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on April 29, 2030 and accrues interest at a rate of between 4.3% to 5.6%, depending on whether borrowings are drawn in Canadian or US dollars.

As at June 30, 2025, we had $65.0 million drawn under the Revolving Credit Facility ($188.0 million as at December 31, 2024).

Our Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at June 30, 2025 and December 31, 2024, we were in compliance with these covenants.

Contractual Obligations

Our contractual obligations consist of principal repayments and interest on long-term debt, lease obligations and other. Our contractual obligations and commitments as at June 30, 2025 are shown in the table below:

($ millions)	Total	Less than 1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$6,218.0	$—	$—	$3,885.0	$2,333.0
Interest on long-term debt	1,747.0	309.6	619.2	391.0	427.2
Lease obligations	734.6	149.0	173.3	124.6	287.7
Other	485.6	60.6	68.2	356.8	—
	$9,185.2	$519.2	$860.7	$4,757.4	$3,047.9

Other Commitments

We had letters of credit totaling approximately $396.0 million outstanding as at June 30, 2025 ($276.7 million as at December 31, 2024), which are not recognized in our Interim Financial Statements. These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

As at June 30, 2025, we had issued performance bonds totaling $1,757.6 million ($1,951.9 million as at December 31, 2024).

5. Summary of Quarterly Results

The following table summarizes the results of our operations for the eight most recently completed quarters:

	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
($ millions except per share amounts)	2025	2025	2024(1)	2024(1)	2024(1)	2024(1)	2023(2)	2023(2)
Financial Summary
Revenue	$1,675.2	$1,560.1	$1,571.2	$1,554.3	$1,581.6	$1,431.8	$1,882.8	$1,890.0
Adjusted EBITDA(3)	515.1	426.1	458.0	477.7	449.4	374.4	492.2	530.3
Net income (loss) from continuing operations	274.2	(213.9)	(237.6)	40.8	(531.9)	(195.8)	(62.1)	18.3
Income (loss) per share, basic	0.72	(0.58)	(0.61)	0.06	(1.47)	(0.58)	(0.21)	—
Income (loss) per share, diluted	0.70	(0.58)	(0.61)	0.05	(1.47)	(0.58)	(0.21)	—

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Interim Financial Statements.
(2)	The December 31, 2023 and September 30, 2023 quarters have not been re-presented in relation to the discontinued operations of GFL Environmental Services, as referred to in Note 2 and 17 in our Interim Financial Statements.
(3)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”

Over the last eight quarters our results were primarily impacted by our pricing initiatives, cost controls, overall operating leverage, inflationary cost pressures, acquisitions, divestitures and associated financing activities. Additionally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets.

6. Key Risk Factors

We are exposed to a number of risks through the pursuit of our strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of our AIF. We are also subject to the following financial risks.

Financial Instruments and Financial Risk

Our financial instruments consist of cash, trade accounts receivable, derivative assets, trade accounts payable and long-term debt, including related hedging instruments. The carrying value of our financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our outstanding Notes and the 4.375% USD Solid Waste Disposal Revenue Bonds (“4.375% Bonds”). The following table summarizes the fair value hierarchy for these instruments for the periods indicated:

	Fair Value as at June 30, 2025			Fair Value as at December 31, 2024
($ millions)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Notes	$—	$5,860.1	$—	$—	$7,828.2	$—
4.375% Bonds	—	285.3	—	—	301.9	—

Net derivative instruments are recorded at fair value and classified within Level 2. In connection with the divestiture of GFL Environmental Services, GFL has the option to repurchase the balance of the equity of GFL Environmental Services within five years of the closing date (the “Call Option”). The Call Option is accounted for as a stand-alone derivative asset which is measured at fair value through profit or loss. The Call Option is measured using an option pricing model which includes inputs such as equity volatility, risk-free rates, and implied credit yields. The Call Option is recorded at fair value and classified within Level 3.

For more information on our financial instruments, including hedging arrangements, and related financial risk factors, see our Interim Financial Statements.

On July 4, 2025, H.R. 1, the One Big, Beautiful Bill Act (“OBBB Act”) was signed into law, introducing several changes to U.S. tax policy, including the permanent extension of bonus depreciation and modifications to the interest expense limitation rules. We are currently assessing the implications of these tax law changes. Since the OBBB Act was enacted subsequent to the balance sheet date, our tax provision for the three and six months ended June 30, 2025, does not incorporate the effects of these tax law changes.

7. Internal Control over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation. Management, under the supervision of the CEO and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over GFL’s financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the three and six months ended June 30, 2025, there were no changes in GFL’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

8. Other

Related Party Transactions

After the final payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Omega Jo Inc. (an entity controlled by Patrick Dovigi) was $nil as at June 30, 2025 ($2.9 million as at December 31, 2024).

In connection with Patrick Dovigi’s relocation to the United States, GFL agreed to satisfy any tax obligations arising from the relocation. In 2025, we paid $33.5 million in satisfaction of this obligation. This amount is expected to be refunded and has been recognized within other receivables.

For the three and six months ended June 30, 2025, we paid $4.1 million and $6.9 million ($2.0 million and $3.9 million for the three and six months ended June 30, 2024) in aggregate lease payments to related parties.

For the three and six months ended June 30, 2025, we entered into transactions with GIP which resulted in revenue of $0.9 million and $4.3 million ($7.9 million and $15.0 million for the three and six months ended June 30, 2024) and net payables of $0.6 million as at June 30, 2025 ($8.6 million as at December 31, 2024). On March 26, 2024, we entered into a limited guarantee of GIP’s obligation to satisfy certain covenants under its revolving credit facility up to a maximum liability of $25.0 million.

For the three and six months ended June 30, 2025, we entered into transactions with GFL Environmental Services which resulted in revenue of $9.8 million and $12.7 million ($nil for the three and six months ended June 30, 2024), deferred revenue of $70.0 million as at June 30, 2025 ($nil as at December 31, 2024) and net payables of $14.9 million as at June 30, 2025 ($nil as at December 31, 2024).

Current Share Information

Our current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As at June 30, 2025, we had 351,531,865 subordinate voting shares, 11,812,964 multiple voting shares, 6,720,363 Series A perpetual convertible preferred shares (“Series A Preferred Shares”), and 8,196,721 Series B perpetual convertible preferred shares (“Series B Preferred Shares”) issued and outstanding. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”. All of the issued and outstanding multiple voting shares are, directly or indirectly, held or controlled by entities controlled by Patrick Dovigi.

As at June 30, 2025, (a) the Series A Preferred Shares are convertible into 7,796,842 subordinate voting shares, at a conversion price of US$25.17, representing 2.1% of the issued and outstanding subordinate voting shares and 1.6% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 8,443,292 subordinate voting shares, at a conversion price of US$43.87, representing 2.3% of the issued and outstanding subordinate voting shares and 1.7% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. From and after December 31, 2024 (in the case of the Series A Preferred Shares) or December 31, 2025 (in the case of the Series B Preferred Shares), GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Normal Course Issuer Bid

On February 27, 2025, the TSX accepted our notice of intention to commence a normal course issuer bid (“NCIB”) during the twelve-month period commencing on March 3, 2025 and ending March 2, 2026. A copy of GFL’s notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting GFL. Under the NCIB, a maximum of 28,046,256 subordinate voting shares may be repurchased by GFL which represents approximately 10.0% of the public float as at February 18, 2025. For the three and six months ended June 30, 2025, we repurchased 3,470,158 and 11,088,916 subordinate voting shares, respectively, under the NCIB (nil subordinate voting shares during the three and six months ended June 30, 2024).

Additional Information

Additional information relating to GFL, including our most recent annual and quarterly reports, are available on SEDAR+ at http://www.sedarplus.ca  and on EDGAR at www.sec.gov/edgar.

9. Accounting Policies, Critical Accounting Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRS. Our significant accounting policies and significant accounting estimates, assumptions and judgments are contained in the Annual Financial Statements.

Significant Accounting Estimates, Assumptions and Judgments

The preparation of our Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of our Interim Financial Statements are described in our Annual Financial Statements.

Since the date of our Annual MD&A, there were no material changes to the significant accounting estimates, assumptions and judgments. See the section entitled “Significant Accounting Estimates, Assumptions and Judgments” in our Annual MD&A.

Landfill Asset

The following table summarizes landfill amortization expense for the periods indicated:

	Three months ended June 30, 2025	Six months ended June 30, 2025	Year ended December 31, 2024
Amortization of landfill airspace ($ millions)	$81.0	$161.7	$321.1
Tonnes received (millions of tonnes)	6.1	11.2	22.7
Average landfill amortization per tonne	$13.3	$14.4	$14.1

Landfill Capacity and Depletion

As of June 30, 2025, we had 416.9 million tonnes (427.9 million tonnes as of December 31, 2024) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. As of June 30, 2025, nine of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 132.9 million tonnes (149.6 million tonnes as of December 31, 2024), and together with remaining permitted capacity, our total remaining capacity is 549.8 million tonnes (577.5 million tonnes as of December 31, 2024). Based on total capacity as of June 30, 2025 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 26.2 years (27.5 years as of December 31, 2024). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

10. Non-IFRS Financial Measures and Key Performance Indicators

This Annual MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) share of net (income) loss of investments accounted for using the equity method, (d) share-based payments, (e) (gain) loss on divestiture, (f) transaction costs, (g) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (h) Founder/CEO remuneration and (i) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Net Income (Loss) from continuing operations to Adjusted EBITDA Reconciliation

The tables below provide the reconciliation of our net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated, excluding the results of GFL Environmental Services which has been presented as discontinued operations:

($ millions)	Three months ended June 30, 2025	Three months ended June 30, 2024(1)
Net income (loss) from continuing operations	$274.2	$(531.9)
Add:
Interest and other finance costs	121.1	184.8
Depreciation of property and equipment	262.1	252.2
Amortization of intangible assets	60.8	71.9
Income tax expense (recovery)	28.0	(57.1)
EBITDA	746.2	(80.1)
Add:
(Gain) loss on foreign exchange(2)	(266.4)	5.4
(Gain) loss on sale of property and equipment	(2.8)	0.3
Share of net loss (income) of investments accounted for using the equity method(3)	23.2	(11.2)
Share-based payments(4)	16.7	13.9
Loss on divestiture(5)	—	494.1
Transaction costs(6)	9.2	14.1
Acquisition, rebranding and other integration costs(7)	2.4	1.8
Founder/CEO remuneration(8)	11.0	10.2
Other(9)	(24.4)	0.9
Adjusted EBITDA	$515.1	$449.4

($ millions)	Six months ended June 30, 2025	Six months ended June 30, 2024(1)
Net income (loss) from continuing operations	$60.3	$(727.7)
Add:
Interest and other finance costs	331.5	335.8
Depreciation of property and equipment	520.0	477.6
Amortization of intangible assets	122.2	142.0
Income tax recovery	(24.4)	(99.3)
EBITDA	1,009.6	128.4
Add:
(Gain) loss on foreign exchange(2)	(272.1)	79.9
Loss (gain) on sale of property and equipment	0.4	(2.2)
Share of net loss of investments accounted for using the equity method(3)	78.5	26.0
Share-based payments(4)	75.1	69.4
Loss on divestiture(5)	—	494.1
Transaction costs(6)	30.4	19.4
Acquisition, rebranding and other integration costs(7)	3.9	2.2
Founder/CEO remuneration(8)	31.8	10.2
Other(9)	(16.4)	(3.6)
Adjusted EBITDA	$941.2	$823.8

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Interim Financial Statements.
(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(3)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.
(5)	Consists of losses resulting from the divestiture of non-core businesses.
(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(8)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(9)	The three and six months ended June 30, 2025 includes a $24.4 million gain on sale of a portion of GFL’s equity investment in GIP.